Exhibit 99.1

                                        CHEMGENEX
                                    PHARMACEUTICALS

FOR IMMEDIATE RELEASE
---------------------

CHEMGENEX APPOINTS TWO                                    EXPERIENCED DIRECTORS
     TO BOARD

MELBOURNE, AUSTRALIA, AND MENLO PARK, CALIFORNIA U.S.A. (July 28, 2005):
ChemGenex Pharmaceuticals Limited (ASX: CXS; NASDAQ: CXSP), based in Melbourne, Australia and Menlo Park, CA, USA, is pleased to announce the appointment of Mr Patrick Burns and Mr Peter Bradfield to its Board of Directors effective immediately.

Mr Burns is a U.S.-based biotechnology executive and director with a strong background in venture capital. Mr Burns is currently a Director of the Australian biotechnology company Progen Industries Limited, which specializes in the discovery and development of small molecule-based cancer therapeutics, a Director of firmView, a New York City-based software company, a Director of Euclid Systems Corp, an eye care company and StablEyes, Inc a biotechnology company in the eye care field and a Senior Advisor to Pharmalab, an Australian pharmaceutical manufacturing company. Mr Burns has previously been a Director of Synbiotics Corp, which specializes in animal health care. Prior to his twenty-five year career in venture capital Mr Burns practiced law in New York with Milbank, Tweed, Hadley & McCloy.

Mr Burns received his Bachelors degree from Dartmouth College and attained a LLB from Harvard Law School.

"ChemGenex is a very promising biotech company with a strong portfolio of drugs," said Mr Burns. "I look forward to working with the Company and its Board of Directors."

Mr Bradfield has an outstanding record as an executive and director of Australian and international companies. He is a former CEO of Energy Resources of Australia Limited and former CEO and Managing Director of the Elders Mining Group of companies. Mr Bradfield is the Managing Director of a boutique consultancy that offers strategic marketing and development advice to a range of Australian and international clients. In addition to an outstanding corporate career, Mr Bradfield has substantial experience in the management of high technology programs. He is a former Director of Australia's leading research organization, the CSIRO and has served on the Boards of a number of Cooperative Research Centres.

Mr Bradfield received his law degree from the University of Melbourne and is a Fellow of the Australian Institute of Company Directors.

"ChemGenex is clearly one of the leading Australian biotechnology companies, with a demonstrated ability to implement deals and alliances. I am excited by the potential for growth in the company and look forward to contributing as a Director" said Mr Bradfield.


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ChemGenex Appoints Two Experienced Directors To Board

PAGE 2 OF 2
"We are delighted that both Patrick and Peter will bring their substantial experience to ChemGenex," said Dr Greg Collier, Chief Executive Officer and Managing Director. "Patrick and Peter possess unique insight into the biotech and high-tech industries and have a wealth of experience in public companies in the U.S. and Australia.

About ChemGenex Pharmaceuticals Limited     (WWW.CHEMGENEX.COM)
                                             -----------------

ChemGenex Pharmaceuticals is a gene-based pharmaceutical company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex currently has two compounds in Phase 2 clinical trials, Ceflatonin(R) for leukemia and Quinamed(R) for solid tumors, and has a significant portfolio of anti-cancer, diabetes, obesity and depression programs. The company's diabetes and obesity program is partnered with Merck KGaA and the depression program is partnered with Vernalis plc. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and the NASDAQ exchange under the symbol "CXSP".

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Contacts

Dr. Greg Collier (CEO and Managing Director)         Australia         +61 3 5227 2752
                                                     USA               (650) 474-9800 ext 103
Dr. Dennis Brown (President and Director)            USA               (650) 474-9800 ext 108
                                                     Australia         +61 3 5227 2703
Mr Hershel Berry (Investor Relations)                USA               (415) 392-3310

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SAFE HARBOR STATEMENT

Certain statements made herein that use the words "estimate," `project," "intend," "expect," "believe," and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company's technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development , the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company's technology, the market for the company's products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management's current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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
PO Box 1069, Grovedale Victoria 3216, Australia    +61 3 5227 2752          +61 3 5227 1322
                               chemgenex@chemgenex.com     79 000 248 304
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